Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2019 AND 2018

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Dec 31 2019	Dec 31 2018
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$139	$101
Accounts receivable		2,465	1,148
Current income taxes receivable		13	—
Inventory		1,152	955
Prepaids and other		174	176
Investments	7	490	524
Current portion of other long-term assets	8	54	116
		4,487	3,020
Exploration and evaluation assets	4	2,579	2,637
Property, plant and equipment	5	68,043	64,559
Lease assets	6	1,789	—
Other long-term assets	8	1,223	1,343
		$78,121	$71,559

LIABILITIES
Current liabilities
Accounts payable		$816	$779
Accrued liabilities		2,611	2,356
Current income taxes payable		—	151
Current portion of long-term debt	9	2,391	1,141
Current portion of other long-term liabilities	6,10	819	335
		6,637	4,762
Long-term debt	9	18,591	19,482
Other long-term liabilities	6,10	7,363	3,890
Deferred income taxes		10,539	11,451
		43,130	39,585
SHAREHOLDERS’ EQUITY
Share capital	12	9,533	9,323
Retained earnings		25,424	22,529
Accumulated other comprehensive income	13	34	122
		34,991	31,974
		$78,121	$71,559
Commitments and contingencies (note 17).

Approved by the Board of Directors on March 4, 2020.

Canadian Natural Resources Limited	1	Three months and year ended December 31, 2019

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Three Months Ended		Year Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Product sales	18	$6,335	$3,831	$24,394	$22,282
Less: royalties		(434)	(129)	(1,523)	(1,255)
Revenue		5,901	3,702	22,871	21,027
Expenses
Production		1,648	1,627	6,277	6,464
Transportation, blending and feedstock		1,416	864	4,699	4,189
Depletion, depreciation and amortization	5,6	1,550	1,328	5,546	5,161
Administration		95	91	344	325
Share-based compensation	10	161	(148)	223	(146)
Asset retirement obligation accretion	10	50	46	190	186
Interest and other financing expense		217	179	836	739
Risk management activities	16	28	(18)	77	(134)
Foreign exchange (gain) loss		(229)	546	(570)	827
Gain on acquisition, disposition and revaluation of properties		—	(41)	—	(452)
Loss from investments	7,8	143	127	293	346
		5,079	4,601	17,915	17,505
Earnings (loss) before taxes		822	(899)	4,956	3,522
Current income tax expense (recovery)	11	31	(234)	434	374
Deferred income tax expense (recovery)	11	194	111	(894)	557
Net earnings (loss)		$597	$(776)	$5,416	$2,591
Net earnings (loss) per common share
Basic	15	$0.50	$(0.64)	$4.55	$2.13
Diluted	15	$0.50	$(0.64)	$4.54	$2.12

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Net earnings (loss)	$597	$(776)	$5,416	$2,591
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $1 million (2018 – $1 million) – three months ended; $13 million (2018 – $nil) – year ended	2	12	99	5
Reclassification to net earnings (loss), net of taxes of $nil million (2018 – $1 million) – three months ended; $5 million (2018 – $6 million) – year ended	(5)	(8)	(41)	(39)
	(3)	4	58	(34)
Foreign currency translation adjustment
Translation of net investment	(61)	151	(146)	224
Other comprehensive income (loss), net of taxes	(64)	155	(88)	190
Comprehensive income (loss)	$533	$(621)	$5,328	$2,781

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2019	Dec 31 2018
Share capital	12
Balance – beginning of year		$9,323	$9,109
Issued upon exercise of stock options		360	332
Previously recognized liability on stock options exercised for common shares		53	120
Purchase of common shares under Normal Course Issuer Bid		(203)	(238)
Balance – end of year		9,533	9,323
Retained earnings
Balance – beginning of year		22,529	22,612
Net earnings		5,416	2,591
Dividends on common shares	12	(1,783)	(1,630)
Purchase of common shares under Normal Course Issuer Bid	12	(738)	(1,044)
Balance – end of year		25,424	22,529
Accumulated other comprehensive income	13
Balance – beginning of year		122	(68)
Other comprehensive income (loss), net of taxes		(88)	190
Balance – end of year		34	122
Shareholders’ equity		$34,991	$31,974

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2019

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Operating activities
Net earnings (loss)		$597	$(776)	$5,416	$2,591
Non-cash items
Depletion, depreciation and amortization		1,550	1,328	5,546	5,161
Share-based compensation		161	(148)	223	(146)
Asset retirement obligation accretion		50	46	190	186
Unrealized risk management loss (gain)		17	27	13	(35)
Unrealized foreign exchange (gain) loss		(225)	548	(548)	706
Realized foreign exchange loss on repayment of US dollar debt securities		—	—	—	146
Gain on acquisition, disposition and revaluation of properties		—	(41)	—	(452)
Loss from investments	7,8	150	134	321	374
Deferred income tax expense (recovery)		194	111	(894)	557
Other		(8)	(18)	(109)	(23)
Abandonment expenditures		(84)	(93)	(296)	(290)
Net change in non-cash working capital		52	279	(1,033)	1,346
Cash flows from operating activities		2,454	1,397	8,829	10,121
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	9	(701)	252	2,025	(1,595)
Repayment of medium-term notes	9	(500)	—	(1,000)	—
Repayment of US dollar debt securities		—	—	—	(1,236)
Payment of lease liabilities	6	(64)	—	(237)	—
Issue of common shares on exercise of stock options		212	12	360	332
Dividends on common shares		(444)	(406)	(1,743)	(1,562)
Purchase of common shares under Normal Course Issuer Bid		(140)	(408)	(941)	(1,282)
Cash flows used in financing activities		(1,637)	(550)	(1,536)	(5,343)
Investing activities
Net proceeds (expenditures) on exploration and evaluation assets		—	95	(73)	(266)
Net expenditures on property, plant and equipment		(972)	(1,183)	(3,535)	(4,175)
Acquisition of Devon assets	5	—	—	(3,412)	—
Investment in other long-term assets		—	—	—	(28)
Net change in non-cash working capital		118	46	(235)	(345)
Cash flows used in investing activities		(854)	(1,042)	(7,255)	(4,814)
(Decrease) increase in cash and cash equivalents		(37)	(195)	38	(36)
Cash and cash equivalents – beginning of period		176	296	101	137
Cash and cash equivalents – end of period		$139	$101	$139	$101
Interest paid on long-term debt, net		$191	$204	$865	$911
Income taxes paid (received)		$73	$(30)	$445	$(225)

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom ("UK") portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2018, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2018.

2. CHANGES IN ACCOUNTING POLICIES
IFRS 16 "Leases"
In January 2016, the IASB issued IFRS 16 "Leases", which provides guidance on accounting for leases. The new standard replaced IAS 17 "Leases" and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees and generally requires balance sheet recognition for all leases. Certain short-term (12 months or less) and low-value leases are exempt from the requirements, and the Company continues to treat these leases as expenses. Leases to explore for or use crude oil, natural gas, minerals and similar non-regenerative resources are also exempt from the standard.
The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach with no impact to opening retained earnings at the date of adoption. In accordance with the transitional provisions in the standard, balances reported in the comparative periods have not been restated and continue to be reported using the Company's previous accounting policy under IAS 17.
On adoption, the Company applied the following practical expedients under the standard. Certain expedients are on a lease-by-lease basis and others are applicable by class of underlying assets:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	leases with a remaining lease term of twelve months or less as at January 1, 2019 were treated as short-term leases;

•	exclusion of initial direct costs for the measurement of lease assets at the date of initial application; and

•	the application of the Company's previous assessment for onerous contracts under IAS 37, instead of re-assessing impairment on the Company's lease assets as at January 1, 2019.
The Company did not apply any practical expedients pertaining to grandfathering of leases assessed under the previous standard.
In connection with the adoption of IFRS 16, the Company recognized lease liabilities (included in other long-term liabilities) of $1,539 million, measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate at the transition date. Lease assets were measured at an amount equal to the lease liability. The adoption of IFRS 16 resulted in increases in depletion, depreciation and amortization expense and interest expense

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2019

and corresponding decreases in production, transportation and administration expenses. Under the new standard, the Company reports cash outflows for payment of the principal portion of the lease liability as cash flows from financing activities. The interest portion of the lease payments is classified as cash flows from operating activities.
Further details of the Company's lease assets and lease liabilities on transition to the new Leases standard at January 1, 2019 and as at December 31, 2019 are shown in note 6.
Effective January 1, 2019, the Company's accounting policy for Leases is as follows:
At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: the contract involves the use of an identified asset; the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and, the Company has the right to direct the use of the asset.
The Company recognizes a lease asset and a lease liability at the commencement date of the lease contract, which is the date that the lease asset is available to the Company. The lease asset is initially measured at cost. The cost of a lease asset includes the amount of the initial measurement of the lease liability, lease payments made prior to the commencement date, initial direct costs and estimates of the asset retirement obligation, if any. Subsequent to initial recognition, the lease asset is depreciated using the straight-line method over the earlier of the end of the useful life of the lease asset or the lease term.
Lease liabilities are initially measured at the present value of lease payments discounted at the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate. Lease payments include fixed lease payments, variable lease payments based on indices or rates, residual value guarantees, and purchase options expected to be exercised. Subsequent to initial recognition, the lease liability is measured at amortized cost using the effective interest method. Lease liabilities are remeasured if there are changes in the lease term or if the Company changes its assessment of whether it is reasonably certain it will exercise a purchase, extension or termination option. Lease liabilities are also remeasured if there are changes in the estimate of the amounts payable under the lease due to changes in indices or rates, or residual value guarantees.
Lease assets are reported in a separate caption in the consolidated balance sheet. Lease liabilities are reported within other long-term liabilities in the consolidated balance sheet.
Depreciation on lease assets used in the construction of property, plant and equipment is capitalized to the cost of those assets over their period of use until such time as the property, plant and equipment is substantially available for its intended use.
Where the Company acts as the operator of a joint operation, the Company recognizes 100% of the related lease asset and lease liability. As the Company recovers its joint operation partners' share of the costs of the lease contract, these recoveries are recognized as other income in the consolidated statements of earnings (loss).
Effective January 1, 2019 on adoption of IFRS 16, the Company has applied the following significant accounting estimates and judgments in respect of lease accounting:
Purchase, extension and termination options are included in certain of the Company's leases to provide operational flexibility. To measure the lease liability, the Company uses judgment to assess the likelihood of exercising these options. These assessments are reviewed when significant events or circumstances indicate that the likelihood of exercising these options may have changed. The Company also uses estimates to determine its incremental borrowing costs if the interest rate implicit in the lease is not readily determinable.
Changes in other accounting policies
In October 2017, the IASB issued amendments to IAS 28 "Investments in Associates and Joint Ventures" to clarify that the impairment provisions in IFRS 9 apply to financial instruments in an associate or joint venture that are not accounted for using the equity method, including long-term assets that form part of the net investment in the associate or the joint venture. The Company retrospectively adopted the amendments on January 1, 2019. These amendments did not have a significant impact on the Company's consolidated financial statements.
In June 2017, the IASB issued IFRIC 23 "Uncertainty over Income Tax Treatments". The interpretation provides guidance on how to reflect the effects of uncertainty in accounting for income taxes where IAS 12 is unclear. The Company adopted the interpretation on January 1, 2019. The interpretation did not have a significant impact on the Company's consolidated financial statements.

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2019

3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In October 2018, the IASB issued amendments to IFRS 3 "Definition of a Business" that narrowed and clarified the definition of a business. The amendments permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments are effective January 1, 2020 with earlier adoption permitted. The amendments apply to business combinations after the date of adoption. The Company prospectively adopted the amendments on January 1, 2020.
In October 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgments related to the preparation of financial statements. The amendments are effective January 1, 2020 with earlier adoption permitted. The Company prospectively adopted the amendments on January 1, 2020.

4. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2018	$2,348	$—	$37	$252	$2,637
Additions	38	—	33	—	71
Acquisition of Devon assets (note 5)	91	—	—	—	91
Transfers to property, plant and equipment	(219)	—	—	—	(219)
Foreign exchange adjustments	—	—	(1)	—	(1)
At December 31, 2019	$2,258	$—	$69	$252	$2,579

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2019

5. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2018	$67,007	$7,321	$5,471	$43,147	$441	$435	$123,822
Additions	2,613	349	233	2,154	10	34	5,393
Acquisition of Devon assets	3,325	—	—	—	—	—	3,325
Transfers from E&E assets	219	—	—	—	—	—	219
Disposals/derecognitions (1)	(537)	—	(1,515)	(285)	—	(3)	(2,340)
Foreign exchange adjustments and other	—	(374)	(256)	—	—	—	(630)
At December 31, 2019	$72,627	$7,296	$3,933	$45,016	$451	$466	$129,789
Accumulated depletion and depreciation
At December 31, 2018	$43,881	$5,735	$4,203	$4,981	$138	$325	$59,263
Expense	3,215	256	214	1,564	15	23	5,287
Disposals/derecognitions (1)	(537)	—	(1,515)	(285)	—	(3)	(2,340)
Foreign exchange adjustments and other	18	(279)	(190)	(13)	—	—	(464)
At December 31, 2019	$46,577	$5,712	$2,712	$6,247	$153	$345	$61,746
Net book value
- at December 31, 2019	$26,050	$1,584	$1,221	$38,769	$298	$121	$68,043
- at December 31, 2018	$23,126	$1,586	$1,268	$38,166	$303	$110	$64,559

(1)
Following demobilization of the FPSO at the Olowi field, Gabon in the first quarter of 2019, the Company derecognized property, plant and equipment and associated accumulated depletion and depreciation of $1,515 million.

During the year ended December 31, 2019, the Company acquired a number of producing crude oil and natural gas properties in the North America Exploration and Production segment, excluding the impact of the acquisition disclosed below, for net cash consideration of $80 million and assumed associated asset retirement obligations of $20 million. No net deferred income tax liabilities or pre-tax gains were recognized on these net transactions.
As at December 31, 2019, the Company recognized certain project costs, not subject to depletion and depreciation, of $115 million in the Oil Sands Mining and Upgrading segment (2018 – $1,424 million in the North America Exploration and Production segment). As at December 31, 2018, project costs not subject to depletion and depreciation primarily related to the Kirby North project, which was fully commissioned in 2019.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the year ended December 31, 2019, pre-tax interest of $53 million (December 31, 2018 – $69 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 4.0% (December 31, 2018 – 3.9%).
Acquisition of Thermal In Situ and Primary Heavy Crude Oil Assets
On June 27, 2019, the Company completed the acquisition of substantially all of the assets of Devon Canada Corporation ("Devon") including thermal in situ and heavy crude oil assets, for total cash purchase consideration of $3,412 million, subject to final closing adjustments.
In connection with the acquisition, the Company arranged a new $3,250 million committed term facility (note 9) and assumed certain product transportation commitments (note 17).

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2019

The acquisition has been accounted for as a business combination using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities acquired as at the acquisition date. Key assumptions used in the determination of estimated fair value were future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and operating costs, discount rates, and income taxes.
The following provides a summary of the net assets acquired relating to the acquisition:

Property, plant and equipment	$3,325
Exploration and evaluation assets	91
Inventory, prepaids and other long-term assets	195
Accrued liabilities	(21)
Asset retirement obligations	(178)
Net assets acquired	$3,412
The above amounts are estimates, and may be subject to change based on the receipt of new information.
As a result of the acquisition, revenue increased by approximately $1,540 million to $22,871 million and revenue, less production and transportation, blending and feedstock expenses increased by approximately $590 million to $11,895 million for the year ended December 31, 2019.
If the acquisition had been completed on January 1, 2019, the Company estimates that pro forma revenue, net of blending costs would have increased by an additional $1,010 million and pro forma revenue, net of blending costs, less production and transportation and feedstock expenses would have increased by an additional $670 million for the year ended December 31, 2019. Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2019, or of future results. Pro forma results are based on available historical information for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2019

6. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At January 1, 2019 (1)	$823	$332	$252	$132	$1,539
Additions	452	43	12	20	527
Depreciation	(106)	(54)	(72)	(27)	(259)
Derecognitions	—	(6)	—	—	(6)
Foreign exchange adjustments and other	(3)	2	(10)	(1)	(12)
At December 31, 2019	$1,166	$317	$182	$124	$1,789
(1) The Company adopted IFRS 16 "Leases" on January 1, 2019 using the modified retrospective approach. At December 31, 2018, the Company did not report any finance leases in accordance with its previous accounting policy for leases.
Lease assets, by Segment

Dec 31 2019
Exploration and Production
North America	$300
North Sea	38
Offshore Africa	154
Oil Sands Mining and Upgrading	1,191
Head office	106
$1,789
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at December 31, 2019 were as follows:

Dec 31 2019
Lease liabilities	$1,809
Less: current portion	233
$1,576
In addition to the lease assets disclosed above, on an ongoing basis the Company enters into short-term leases related to its Exploration and Production and Oil Sands Mining and Upgrading activities.
Other amounts included in net earnings and cash flows for the period are provided below:

	Three Months Ended	Year Ended
	Dec 31 2019	Dec 31 2019
Expenses relating to short-term leases (1)	$112	$448
Interest expense on lease liabilities	$18	$70
Variable lease payments not included in the measurement of lease liabilities	$29	$118
Total cash outflows for leases (2)	$299	$1,178

(1)
In addition, during the three months ended December 31, 2019, the Company capitalized $76 million (year ended December 31, 2019 - $305 million) of short-term leases as additions to property, plant and equipment.

(2) Comprised of cash outflows relating to lease liabilities, short-term leases, and variable lease payments.

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2019

Impacts to the consolidated financial statements on transition
On transition to IFRS 16, the Company recognized $1,539 million of lease liabilities and corresponding lease assets. Lease liabilities were measured at the discounted value of lease payments using a weighted average incremental borrowing rate of 4.0% at January 1, 2019.
A reconciliation showing the impact of adoption of the standard is provided below:

Jan 1 2019
Leases previously reported as commitments at December 31, 2018 (1) (2)	$1,430
Impact of discounting	(317)
Leases previously reported as commitments, discounted at January 1, 2019	1,113

Leases recognized at adoption on January 1, 2019:
Lease extension options and renewals reasonably certain to be exercised	243
Arrangements determined to be leases under IFRS 16	83
Leases entered into on behalf of a joint operation (3)	100
Lease liabilities recognized at January 1, 2019	$1,539

(1)	At December 31, 2018, the Company did not report any finance leases in accordance with its previous accounting policy for leases.

(2)
Commitments for operating leases, previously reported in note 17, are now reported as part of lease liabilities and included in other long-term liabilities in note 10. Operating leases previously reported in note 17 have been aggregated into one line in the reconciliation table. Other non-lease commitments continue to be reported in the table in note 17.

(3)
In accordance with the previous accounting for operating leases used in joint operations, the Company reported commitments and related expenses in accordance with the Company's proportionate interest in these joint operations. Under IFRS 16, where the Company acts as the operator of a joint operation, the Company recognizes 100% of the related lease asset and lease liability.

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2019

7. INVESTMENTS
As at December 31, 2019, the Company had the following investments:

	Dec 31 2019	Dec 31 2018
Investment in PrairieSky Royalty Ltd.	$345	$400
Investment in Inter Pipeline Ltd.	145	124
	$490	$524
Investment in PrairieSky Royalty Ltd.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2019, the Company’s investment in PrairieSky was classified as a current asset.
The loss from the investment in PrairieSky was comprised as follows:

	Three Months Ended		Year Ended
	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Fair value loss from PrairieSky	$73	$114	$55	$326
Dividend income from PrairieSky	(4)	(4)	(17)	(17)
	$69	$110	$38	$309
Investment in Inter Pipeline Ltd.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2019, the Company's investment in Inter Pipeline was classified as a current asset.
The loss (gain) from the investment in Inter Pipeline was comprised as follows:

	Three Months Ended		Year Ended
	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Fair value loss (gain) from Inter Pipeline	$4	$20	$(21)	$43
Dividend income from Inter Pipeline	(3)	(3)	(11)	(11)
	$1	$17	$(32)	$32

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2019

8. OTHER LONG-TERM ASSETS

	Dec 31 2019	Dec 31 2018
North West Redwater Partnership subordinated debt (1)	$652	$591
Prepaid cost of service toll	130	62
Investment in North West Redwater Partnership	—	287
Risk management (note 16)	290	373
Long-term inventory	121	96
Other	84	50
	1,277	1,459
Less: current portion	54	116
	$1,223	$1,343

(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
During 2018, Redwater Partnership commenced commissioning activities in the Project's light oil units while continuing work on the heavy oil units. In the first quarter of 2019, the light oil units transitioned from pre-commissioning and startup to operations and are processing synthetic crude oil into refined products. In December 2019, the light oil refinery completed activities relating to the planned maintenance shutdown. The Project continues to operate as a light oil refinery and will continue to process synthetic crude oil into refined products until the heavy oil units can reliably commence commercial processing of bitumen. As at December 31, 2019, the total estimate of capital costs incurred for the Project, net of margins from pre-commercial sales, was approximately $10 billion.
During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to reflect an agreed debt to equity ratio of 80/20. As at December 31, 2019, each party has provided $439 million of subordinated debt, together with accrued interest thereon of $213 million, for a Company total of $652 million. Any additional subordinated debt financing is not expected to be significant.
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls, currently consisting of interest and fees, with principal repayments beginning in 2020 (see note 17). The Company is unconditionally obligated to pay this portion of the cost of service tolls over the 30-year tolling period. As at December 31, 2019, the Company had recognized $130 million in prepaid cost of service tolls (December 31, 2018 – $62 million).
Redwater Partnership has a secured $3,500 million syndicated credit facility, of which $2,000 million is revolving and matures in June 2021 and the remaining $1,500 million is fully drawn on a non-revolving basis. During 2019, Redwater Partnership extended the $1,500 million non-revolving facility, previously scheduled to mature in February 2020, to February 2021. As at December 31, 2019, Redwater Partnership had borrowings of $2,715 million under the syndicated credit facility.
During the three months ended December 31, 2019, the Company recognized an equity loss from Redwater Partnership of $73 million (three months ended December 31, 2018 – gain of $nil; year ended December 31, 2019 – loss of $287 million; year ended December 31, 2018 – loss of $5 million), reducing the carrying value in Redwater Partnership to $nil. The unrecognized share of losses to date from Redwater Partnership for the three months and year ended December 31, 2019 was $59 million.

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2019

9. LONG-TERM DEBT

	Dec 31 2019	Dec 31 2018
Canadian dollar denominated debt, unsecured
Bank credit facilities	$1,688	$831
Medium-term notes	4,300	5,300
	5,988	6,131
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2019 – US$3,745 million; December 31, 2018 – US$2,954 million)	4,855	4,031
Commercial paper (December 31, 2019 – US$254 million; December 31, 2018 – US$104 million)	329	141
US dollar debt securities (December 31, 2019 – US$7,650 million; December 31, 2018 – US$7,650 million)	9,918	10,439
	15,102	14,611
Long-term debt before transaction costs and original issue discounts, net	21,090	20,742
Less: original issue discounts, net (1)	17	17
transaction costs (1) (2)	91	102
	20,982	20,623
Less: current portion of commercial paper	329	141
current portion of other long-term debt (1) (2)	2,062	1,000
	$18,591	$19,482

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at December 31, 2019, the Company had in place revolving bank credit facilities of $4,959 million, of which $4,737 million was available. Additionally, the Company had in place fully drawn term credit facilities of $6,650 million. Details of these facilities are described below. This excludes certain other dedicated credit facilities supporting letters of credit.

•	a $100 million demand credit facility;

•	a $750 million non-revolving term credit facility maturing February 2021;

•	a $2,425 million revolving syndicated credit facility maturing June 2022;

•	a $3,250 million non-revolving term credit facility maturing June 2022;

•	a $2,650 million non-revolving term credit facility maturing February 2023;

•	a $2,425 million revolving syndicated credit facility maturing June 2023; and

•	a £5 million demand credit facility related to the Company’s North Sea operations.
During the fourth quarter of 2019, the Company fully repaid and cancelled the $1,000 million non-revolving term credit facility scheduled to mature in May 2020. Previously, in the third quarter of 2019, the Company repaid and cancelled $800 million of this non-revolving term credit facility.
During the fourth quarter of 2019, the $2,200 million non-revolving term credit facility, originally due October 2020, was extended to February 2023 and increased to $2,650 million.
During the second quarter of 2019, the Company entered into a $3,250 million non-revolving term credit facility to finance the acquisition of assets from Devon (note 5). The facility matures in June 2022 and is subject to annual amortization of 5% of the original balance.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at December 31, 2019, the non-revolving term credit facilities were fully drawn.
During the fourth quarter of 2019, the Company extended the $2,425 million revolving syndicated credit facility scheduled to mature in June 2021 to June 2023. Previously, in the second quarter of 2019, the Company extended $330 million of this revolving syndicated credit facility originally due June 2019 to June 2021.

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2019

The revolving credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date.
Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
During the fourth quarter of 2019, the Company reduced the £15 million demand credit facility related to the Company’s North Sea operations, to £5 million.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2019 was 2.5% (December 31, 2018 – 2.6%), and on total long-term debt outstanding for the year ended December 31, 2019 was 4.0% (December 31, 2018 – 3.9%).
As at December 31, 2019, letters of credit and guarantees aggregating to $468 million were outstanding.
Medium-Term Notes
During the fourth quarter of 2019, the Company repaid $500 million of 2.60% medium-term notes. During the second quarter of 2019, the Company repaid $500 million of 3.05% medium-term notes.
In July 2019, the Company filed a new base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2021, replacing the Company's previous base shelf prospectus, which would have expired in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
In July 2019, the Company filed a new base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2021, replacing the Company's previous base shelf prospectus, which would have expired in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

10. OTHER LONG-TERM LIABILITIES

	Dec 31 2019	Dec 31 2018
Asset retirement obligations	$5,771	$3,886
Lease liabilities (note 6)	1,809	—
Share-based compensation	297	124
Risk management (note 16)	112	17
Deferred purchase consideration (1)	95	118
Other	98	80
	8,182	4,225
Less: current portion	819	335
	$7,363	$3,890
(1) Relates to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million over the next four years.

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2019

Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 3.8% (December 31, 2018 – 5.0%) and inflation rates of up to 2% (December 31, 2018 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Dec 31 2019	Dec 31 2018
Balance – beginning of year	$3,886	$4,327
Liabilities incurred	15	19
Liabilities acquired, net	198	6
Liabilities settled	(296)	(290)
Asset retirement obligation accretion	190	186
Revision of cost, inflation rates and timing estimates	412	(111)
Change in discount rates	1,412	(334)
Foreign exchange adjustments	(46)	83
Balance – end of year	5,771	3,886
Less: current portion	208	186
	$5,563	$3,700

Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company’s Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.

The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Dec 31 2019	Dec 31 2018
Balance – beginning of year	$124	$414
Share-based compensation expense (recovery)	223	(146)
Cash payment for stock options surrendered	(2)	(5)
Transferred to common shares	(53)	(120)
Charged to (recovered from) Oil Sands Mining and Upgrading, net	5	(19)
Balance – end of year	297	124
Less: current portion	227	92
	$70	$32
Included within share-based compensation liability as at December 31, 2019 was $62 million related to PSUs granted to certain executive employees (December 31, 2018 – $13 million).

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2019

11. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Year Ended
Expense (recovery)	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Current corporate income tax – North America	$(20)	$(254)	$354	$312
Current corporate income tax – North Sea	40	8	112	28
Current corporate income tax – Offshore Africa	7	11	44	54
Current PRT (1) – North Sea	—	—	(89)	(29)
Other taxes	4	1	13	9
Current income tax	31	(234)	434	374
Deferred corporate income tax	194	112	(895)	540
Deferred PRT (1) – North Sea	—	(1)	1	17
Deferred income tax	194	111	(894)	557
Income tax	$225	$(123)	$(460)	$931
(1) Petroleum Revenue Tax
In the second quarter of 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of these corporate income tax rate reductions, the Company's deferred corporate income tax liability decreased by $1,618 million.

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2019

12. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Year Ended Dec 31, 2019
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of year	1,201,886	$9,323
Issued upon exercise of stock options	10,871	360
Previously recognized liability on stock options exercised for common shares	—	53
Purchase of common shares under Normal Course Issuer Bid	(25,900)	(203)
Balance – end of year	1,186,857	$9,533
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 4, 2020, the Board of Directors declared a quarterly dividend of $0.425 per common share, an increase from the previous quarterly dividend of $0.375 per common share. The dividend is payable on April 1, 2020.
Normal Course Issuer Bid
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020. The Company's Normal Course Issuer Bid announced in May 2018 expired on May 22, 2019.
For the year ended December 31, 2019, the Company purchased 25,900,000 common shares at a weighted average price of $36.32 per common share for a total cost of $941 million. Retained earnings were reduced by $738 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2019, the Company purchased 6,600,000 common shares at a weighted average price of $39.41 per common share for a total cost of $260 million.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding at December 31, 2019:

	Year Ended Dec 31, 2019
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	46,685	$37.92
Granted	16,314	$34.84
Surrendered for cash settlement	(1,003)	$34.52
Exercised for common shares	(10,871)	$33.16
Forfeited	(3,479)	$37.65
Outstanding – end of year	47,646	$38.04
Exercisable – end of year	17,057	$38.74
The Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2019

13. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Dec 31 2019	Dec 31 2018
Derivative financial instruments designated as cash flow hedges	$71	$13
Foreign currency translation adjustment	(37)	109
	$34	$122

14. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2019, the ratio was within the target range at 37.3%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Dec 31 2019	Dec 31 2018
Long-term debt, net (1)	$20,843	$20,522
Total shareholders’ equity	$34,991	$31,974
Debt to book capitalization	37.3%	39.1%

(1)	Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At December 31, 2019, the Company was in compliance with this covenant.

15. NET EARNINGS (LOSS) PER COMMON SHARE

		Three Months Ended		Year Ended
		Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Weighted average common shares outstanding – basic (thousands of shares)		1,184,428	1,204,998	1,190,977	1,218,798
Effect of dilutive stock options (thousands of shares)		2,188	—	2,129	4,960
Weighted average common shares outstanding – diluted (thousands of shares)		1,186,616	1,204,998	1,193,106	1,223,758
Net earnings (loss)		$597	$(776)	$5,416	$2,591
Net earnings (loss) per common share	– basic	$0.50	$(0.64)	$4.55	$2.13
	– diluted	$0.50	$(0.64)	$4.54	$2.12

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2019

16. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Dec 31, 2019
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,465	$—	$—	$—	$2,465
Investments	—	490	—	—	490
Other long-term assets	652	—	290	—	942
Accounts payable	—	—	—	(816)	(816)
Accrued liabilities	—	—	—	(2,611)	(2,611)
Other long-term liabilities (1)	—	(21)	(91)	(1,904)	(2,016)
Long-term debt (2)	—	—	—	(20,982)	(20,982)
	$3,117	$469	$199	$(26,313)	$(22,528)

	Dec 31, 2018
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,148	$—	$—	$—	$1,148
Investments	—	524	—	—	524
Other long-term assets	591	12	361	—	964
Accounts payable	—	—	—	(779)	(779)
Accrued liabilities	—	—	—	(2,356)	(2,356)
Other long-term liabilities (1)	—	(17)	—	(118)	(135)
Long-term debt (2)	—	—	—	(20,623)	(20,623)
	$1,739	$519	$361	$(23,876)	$(21,257)

(1)	Includes $1,809 million of lease liabilities (December 31, 2018 – $nil) and $95 million of deferred purchase consideration payable over the next four years (December 31, 2018 – $118 million).

(2)	Includes the current portion of long-term debt.

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Dec 31, 2019
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$490	$490	$—	$—
Other long-term assets	$942	$—	$290	$652
Other long-term liabilities	$(207)	$—	$(112)	$(95)
Fixed rate long-term debt (6) (7)	$(14,110)	$(15,938)	$—	$—

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2019

	Dec 31, 2018
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$524	$524	$—	$—
Other long-term assets	$964	$—	$373	$591
Other long-term liabilities	$(135)	$—	$(17)	$(118)
Fixed rate long-term debt (6) (7)	$(15,620)	$(15,952)	$—	$—

(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and purchase consideration payable).

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.

(3)	The fair values of the investments are based on quoted market prices.

(4)	The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.

(5)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.

(6)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(7)	Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Dec 31 2019	Dec 31 2018
Derivatives held for trading
Foreign currency forward contracts	$(10)	$8
Natural gas AECO basis swaps	(8)	1
Natural gas AECO fixed price swaps	(3)	3
Crude oil WCS (1) differential swaps	—	(17)
Cash flow hedges
Foreign currency forward contracts	(91)	70
Cross currency swaps	290	291
	$178	$356

Included within:
Current portion of other long-term assets	$8	$92
Current portion of other long-term liabilities	(112)	(17)
Other long-term assets	282	281
	$178	$356

(1)	Western Canadian Select
For the year ended December 31, 2019, the Company recognized a gain of $3 million (year ended December 31, 2018 – gain of $2 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	21	Three months and year ended December 31, 2019

The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:

Asset (liability)	Dec 31 2019	Dec 31 2018
Balance – beginning of year	$356	$101
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	(13)	35
Foreign exchange	(231)	260
Other comprehensive income (loss)	66	(40)
Balance – end of year	178	356
Less: current portion	(104)	75
	$282	$281
Net loss (gain) from risk management activities were as follows:

	Three Months Ended		Year Ended
	Dec 31 2019	Dec 31 2018	Dec 31 2019	Dec 31 2018
Net realized risk management loss (gain)	$11	$(45)	$64	$(99)
Net unrealized risk management loss (gain)	17	27	13	(35)
	$28	$(18)	$77	$(134)
Financial Risk Factors

a)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At December 31, 2019, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

	Remaining term			Volume	Weighted average price	Index
Natural Gas
AECO basis swaps	Jan 2020	–	Mar 2020	140,000 MMbtu/d	US$0.93	NYMEX
AECO fixed price swaps	Apr 2020	–	Oct 2020	102,500 GJ/d	$1.51	AECO
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2019, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency

Canadian Natural Resources Limited	22	Three months and year ended December 31, 2019

exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
At December 31, 2019, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jan 2020	–	Nov 2021	US$500	1.022	3.45%	3.96%
	Jan 2020	–	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at December 31, 2019 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at December 31, 2019, the Company had US$4,564 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$3,999 million designated as cash flow hedges.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2019, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At December 31, 2019, the Company had net risk management assets of $265 million with specific counterparties related to derivative financial instruments (December 31, 2018 – $361 million). The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
The maturity dates of the Company’s financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$816	$—	$—	$—
Accrued liabilities	$2,611	$—	$—	$—
Long-term debt (1)	$2,391	$1,552	$8,921	$8,226
Other long-term liabilities (2)	$370	$196	$436	$1,014
Interest and other financing expense (3)	$881	$813	$1,771	$4,856

(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(2)
Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $233 million; one to less than two years, $171 million; two to less than five years, $391 million; and thereafter $1,014 million.

(3)	Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at December 31, 2019.

Canadian Natural Resources Limited	23	Three months and year ended December 31, 2019

17. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at December 31, 2019 (1):

	2020	2021	2022	2023	2024	Thereafter
Product transportation (2) (3)	$730	$722	$637	$726	$699	$7,907
North West Redwater Partnership service toll (4)	$133	$167	$157	$164	$156	$2,815
Offshore vessels and equipment	$69	$63	$9	$—	$—	$—
Field equipment and power	$27	$21	$20	$21	$20	$249
Other	$26	$20	$17	$17	$17	$30

(1)	Subsequent to the adoption of IFRS 16, the Company reports its payments for lease liabilities in the maturity table in note 16.

(2)	On June 27, 2019, the Company assumed $2,381 million of product transportation commitments related to the acquisition of assets from Devon.

(3)
Includes commitments pertaining to a 20 year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals. The Company may be required to reimburse certain construction costs to the service provider under certain conditions.

(4)
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls, which currently consists of interest and fees, with principal repayments beginning in 2020. Included in the cost of service tolls is $1,260 million of interest payable over the 30 year tolling period (see note 8).

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	24	Three months and year ended December 31, 2019

18. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production

	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Segmented product sales
Crude oil and NGLs	2,882	923	9,679	7,254	297	218	860	753	94	204	632	628	3,273	1,345	11,171	8,635
Natural gas	327	422	1,150	1,256	12	28	57	140	15	17	67	70	354	467	1,274	1,466
Other (1)	—	—	6	—	2	—	5	—	2	—	8	—	4	—	19	—
Total segmented product sales	3,209	1,345	10,835	8,510	311	246	922	893	111	221	707	698	3,631	1,812	12,464	10,101
Less: royalties	(308)	(38)	(998)	(723)	(1)	(1)	(2)	(2)	(7)	(9)	(42)	(51)	(316)	(48)	(1,042)	(776)
Segmented revenue	2,901	1,307	9,837	7,787	310	245	920	891	104	212	665	647	3,315	1,764	11,422	9,325
Segmented expenses
Production	628	589	2,425	2,405	121	134	391	405	30	87	109	208	779	810	2,925	3,018
Transportation, blending and feedstock	1,042	541	2,935	2,587	4	4	19	22	1	1	2	2	1,047	546	2,956	2,611
Depletion, depreciation and amortization	935	779	3,326	3,132	98	88	308	257	50	62	242	201	1,083	929	3,876	3,590
Asset retirement obligation accretion	27	21	95	87	7	8	28	29	2	2	6	9	36	31	129	125
Risk management activities (commodity derivatives)	13	9	49	(10)	—	—	—	—	—	—	—	—	13	9	49	(10)
Gain on acquisition, disposition and revaluation of properties	—	(5)	—	(277)	—	—	—	(139)	—	(36)	—	(36)	—	(41)	—	(452)
Equity loss from investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	2,645	1,934	8,830	7,924	230	234	746	574	83	116	359	384	2,958	2,284	9,935	8,882
Segmented earnings (loss) before the following	256	(627)	1,007	(137)	80	11	174	317	21	96	306	263	357	(520)	1,487	443
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
Loss from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax expense (recovery)
Deferred income tax expense (recovery)
Net earnings (loss)

Canadian Natural Resources Limited	25	Three months and year ended December 31, 2019

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total

	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Segmented product sales
Crude oil and NGLs (2)	2,633	1,838	11,340	11,521	26	24	88	102	15	120	351	410	5,947	3,327	22,950	20,668
Natural gas	—	—	—	—	—	—	—	—	28	37	145	148	382	504	1,419	1,614
Other (1)	2	—	6	—	—	—	—	—	—	—	—	—	6	—	25	—
Total segmented product sales	2,635	1,838	11,346	11,521	26	24	88	102	43	157	496	558	6,335	3,831	24,394	22,282
Less: royalties	(118)	(81)	(481)	(479)	—	—	—	—	—	—	—	—	(434)	(129)	(1,523)	(1,255)
Segmented revenue	2,517	1,757	10,865	11,042	26	24	88	102	43	157	496	558	5,901	3,702	22,871	21,027
Segmented expenses
Production	856	797	3,276	3,367	5	5	20	21	8	15	56	58	1,648	1,627	6,277	6,464
Transportation, blending and (2) feedstock	330	174	1,306	1,087	—	—	—	—	39	144	437	491	1,416	864	4,699	4,189
Depletion, depreciation and amortization	464	396	1,656	1,557	3	3	14	14	—	—	—	—	1,550	1,328	5,546	5,161
Asset retirement obligation accretion	14	15	61	61	—	—	—	—	—	—	—	—	50	46	190	186
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	13	9	49	(10)
Gain on acquisition, disposition and revaluation of properties	—	—	—	—	—	—	—	—	—	—	—	—	—	(41)	—	(452)
Equity loss from investments	—	—	—	—	73	—	287	5	—	—	—	—	73	—	287	5
Total segmented expenses	1,664	1,382	6,299	6,072	81	8	321	40	47	159	493	549	4,750	3,833	17,048	15,543
Segmented earnings (loss) before the following	853	375	4,566	4,970	(55)	16	(233)	62	(4)	(2)	3	9	1,151	(131)	5,823	5,484
Non–segmented expenses
Administration													95	91	344	325
Share-based compensation													161	(148)	223	(146)
Interest and other financing expense													217	179	836	739
Risk management activities (other)													15	(27)	28	(124)
Foreign exchange (gain) loss													(229)	546	(570)	827
Loss from investments													70	127	6	341
Total non–segmented expenses													329	768	867	1,962
Earnings (loss) before taxes													822	(899)	4,956	3,522
Current income tax expense (recovery)													31	(234)	434	374
Deferred income tax expense (recovery)													194	111	(894)	557
Net earnings (loss)													597	(776)	5,416	2,591
(1) 'Other' includes recoveries associated with the joint operation partners' share of the costs of lease contracts and other income of a trivial nature.
(2) Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	26	Three months and year ended December 31, 2019

Capital Expenditures (1)

	Year Ended
	Dec 31, 2019			Dec 31, 2018
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (3)	$129	$(219)	$(90)	$118	$(52)	$66
North Sea	—	—	—	—	—	—
Offshore Africa (4)	35	(2)	33	(54)	—	(54)
Oil Sands Mining and Upgrading (5)	—	—	—	218	(225)	(7)
	$164	$(221)	$(57)	$282	$(277)	$5

Property, plant and equipment
Exploration and Production
North America (3)	$4,702	$918	$5,620	$2,553	$(362)	$2,191
North Sea	196	153	349	131	(597)	(466)
Offshore Africa (6)	194	(1,476)	(1,282)	228	(86)	142
	5,092	(405)	4,687	2,912	(1,045)	1,867
Oil Sands Mining and Upgrading (7)	1,525	344	1,869	1,229	(166)	1,063
Midstream and Refining	10	—	10	13	—	13
Head office	34	(3)	31	21	—	21
	$6,661	$(64)	$6,597	$4,175	$(1,211)	$2,964

(1)
This table provides a reconciliation of capitalized costs, reported in note 4 and note 5, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.

(2)	Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.

(3)	Includes cash consideration paid of $91 million for exploration and evaluation assets and $3,126 million for property, plant and equipment acquired from Devon in the second quarter of 2019.

(4)	Excludes the impact of a pre-tax cash gain of $16 million on the disposition of certain exploration and evaluation assets in the fourth quarter of 2018.

(5)
In the third quarter of 2018, total purchase consideration for the acquisition of the Joslyn oil sands project included $222 million for exploration and evaluation assets and $4 million for asset retirement obligations assumed. In the fourth quarter of 2018, following integration of the Joslyn oil sands project into the Horizon mine plan and determination of proved crude oil reserves, the exploration and evaluation assets were transferred to property, plant, and equipment.

(6)	Includes a derecognition of property, plant and equipment of $1,515 million following the FPSO demobilization at the Olowi field, Gabon in the first quarter of 2019.

(7)	Net expenditures include capitalized interest and share-based compensation.

Canadian Natural Resources Limited	27	Three months and year ended December 31, 2019

Segmented Assets

	Dec 31 2019	Dec 31 2018
Exploration and Production
North America	$30,963	$27,199
North Sea	1,948	1,699
Offshore Africa	1,529	1,471
Other	30	33
Oil Sands Mining and Upgrading	42,006	39,634
Midstream and Refining	1,418	1,413
Head office	227	110
	$78,121	$71,559

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2019. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended December 31, 2019:
Interest coverage (times)
Net earnings (1)	6.5x
Adjusted funds flow (2)	13.0x

(1)	Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2)	Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	28	Three months and year ended December 31, 2019